Exhibit 99.3 GLOBAL PRESS RELEASE Stock Market Symbols GIB.A (TSX) GIB (NYSE) cgi.com/newsroom

CGI reports fourth quarter and Fiscal 2020 results;

$1.94 billion in operating cash for the year

Q4-F2020 performance highlights

•	Revenue of $2.93 billion, down 1.1% year-over-year or 4.5% in constant currency;

•	Adjusted EBIT of $457.6 million, flat year-over-year;

•	Adjusted EBIT margin improved by 10 basis points to 15.6%;

•	Net earnings of $251.9 million, for a margin of 8.6% and diluted EPS of $0.96;

•	Net earnings excluding specific items* of $318.4 million and diluted EPS of $1.22;

•	Cash from operating activities of $492.0 million;

•	Bookings of $3.47 billion, for a book-to-bill of 118.8%;

•	Backlog of $22.67 billion or 1.9x of annual revenue.

F2020 performance highlights

•	Revenue of $12.16 billion, up 0.4% year-over-year and essentially stable in constant currency;

•	Adjusted EBIT of $1,862.9 million, up 2.1% year-over-year;

•	Adjusted EBIT margin improved by 20 basis points to 15.3%;

•	Net earnings of $1.12 billion, for a margin of 9.2% and diluted EPS of $4.20;

•	Net earnings excluding specific items ** of $1.30 billion and diluted EPS of $4.89 up from $4.70 last year;

•	Cash from operating activities of $1.94 billion representing 15.9% of revenue;

•	Bookings of $11.85 billion, for a book-to-bill of 97.4%;

*Specific items in Q4-F2020 include: $4.1 million in acquisition-related and integration costs and $62.4 million in restructuring costs, both net of tax; Specific items in Q4-F2019 include: $23.8 million in acquisition-related and integration costs net of tax and tax adjustment of $18.5 million.

**Specific items in F2020 include: $62.1 million in acquisition-related and integration costs and $120.1 million in restructuring costs, both net of tax; Specific items in F2019 include: $61.1 million in acquisition-related and integration costs net of tax and tax adjustment of $18.5 million.

Note: All figures in Canadian dollars. Q4-F2020 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

To access the financial statements – click here (PDF)

To access the Q4-F2020 MD&A – click here (PDF)

Montréal, Quebec, November 11, 2020 - CGI (TSX: GIB.A) (NYSE: GIB) reported Fiscal 2020 fourth quarter results this morning.

“CGI ended the fourth quarter and fiscal year 2020 with strong results when considering the circumstances our team had to adapt to in order to deliver on our commitments to each of our three stakeholders. Our performance reflected the talent and dedication of our consultants, the relevance of our end to end services and the resilience of our business model” said President and Chief Executive Officer, George Schindler. “In the quarter, our trusted client relationships led to rising bookings and superior cash generation. We see a healthy pipeline of opportunities for profitable growth through both build and buy and we are well positioned to continue creating value for our clients as they increasingly rely on technology to navigate these dynamic times.”

Q4-F20 results

For the fourth quarter of F2020, the Company reported revenue of $2.93 billion representing a year-over-year decrease of 1.1% from $2.96 billion. On a constant currency basis, revenue was lower by 4.5%.

Adjusted EBIT was $457.6 million, flat year-over-year with EBIT margin of 15.6% representing an improvement of 10 basis points from 15.5% in the same period last year.

On a GAAP basis, net earnings were $251.9 million in Q4-F2020, down 22.3% compared with the same period last year, primarily due to a one time restructuring cost of $84.3 million in the quarter. Diluted earnings per share, as a result, were $0.96 compared to $1.19 last year.

Excluding acquisition-related, integration and restructuring costs, net earnings were $318.4 million in Q4-F2020, representing a decrease of 3.4% or $11.1 million year-over-year and margin of 10.9%. On the same basis, diluted earnings per share expanded by 0.8% to $1.22, up from $1.21 from the same period last year.

Bookings were $3.47 billion in Q4-F2020, the highest in the last eight quarters, representing a book-to-bill of 118.8%.

Cash provided by operating activities was $492.0 million, or 16.8% of revenue, representing an increase of 21.4% or $86.8 million compared with Q4-F2019, including an impact of $36.4 million coming from the change in presentation of the payment of leases resulting from the adoption of IFRS 16.

In millions of Canadian dollars except earnings per share and where noted	Q4-F2020	Q4-F2019	F2020	F2019

Revenue	2,925.6	2,959.2	12,164.1	12,111.2

Growth	(1.1)%	5.7%	0.4%	5.3%

Constant currency growth	(4.5)%	7.7%	(0.1)%	5.9%

Adjusted EBIT	457.6	457.5	1,862.9	1,825.0

Margin	15.6%	15.5%	15.3%	15.1%

Net earnings	251.9	324.1	1,117.9	1,263.2

Margin	8.6%	11.0%	9.2%	10.4%

Net earnings excluding specific items*	318.4	329.5	1,300.1	1,305.9

Margin	10.9%	11.1%	10.7%	10.8%

Diluted earnings per share (diluted EPS)	0.96	1.19	4.20	4.55

Diluted earnings per share, excluding specific items*	1.22	1.21	4.89	4.70

Weighted average number of outstanding shares (diluted)	261.8	273.1	266.1	277.8

Net finance costs	30.4	17.8	114.5	70.6

Net debt	2,777.9	2,117.2	2,777.9	2,117.2

Net debt to capitalization ratio	23.6%	22.9%	23.6%	22.9%

Cash provided by operating activities	492.0	405.2	1,938.6	1,633.9

Days sales outstanding (DSO)	47	50	47	50

Return on invested capital (ROIC)	12.1%	15.1%	12.1%	15.1%

Return on equity (ROE)	16.0%	18.5%	16.0%	18.5%
Bookings	3,474.1	3,409.3	11,847.7	12,646.0
Backlog	22,672.9	22,611.2	22,672.9	22,611.2

*Specific items in Q4-F2020 include: $4.1 million in acquisition-related and integration costs and $62.4 million in restructuring costs, both net of tax; Specific items in Q4-F2019 include: $23.8 million in acquisition-related and integration costs net of tax and tax adjustment of $18.5 million.

*Specific items in F2020 include: $62.1 million in acquisition-related and integration costs and $120.1 million in restructuring costs, both net of tax; Specific items in F2019 include: $61.1 million in acquisition-related and integration costs net of tax and tax adjustment of $18.5 million.

Fiscal 2020 full-year results

Revenue of $12.16 billion in F2020 represents an increase of 0.4% year-over-year. On a constant currency basis, revenue was flat year-over-year.

Adjusted EBIT was $1.86 billion, an increase of $37.9 million vs. F2019. EBIT margin of 15.3% improved by 20 basis points from 15.1% in the same period last year.

Net earnings were $1.12 billion in F2020, down 11.5% or $145.3 million compared with the same period last year, affected largely by $155.4 million in one-time restructuring costs. Diluted earnings per share, as a result, were $4.20.

Excluding acquisition-related, integration and restructuring costs, net earnings were $1.30 billion in F2020, representing a margin of 10.7%. On the same basis, diluted earnings per share expanded by 4.0% to $4.89, up from $4.70 from the same period last year.

Bookings were $11.85 billion in F2020 representing book-to-bill of 97.4%. At the end of September 2020, the Company’s backlog stood at $22.67 billion or 1.9x annual revenue.

Cash provided by operating activities was $1.94 billion, or 15.9% of revenue, representing an increase of $304.7 million compared to F2019. This included an impact of $165.3 million coming from the change in presentation of the payment of leases resulting from the adoption of IFRS 16.

At the end of September 2020, net debt stood at 2.78 billion dollars, representing a net debt-to-capitalization ratio of 23.6%, higher from 22.9% last year. When excluding the impact of adopting IFRS 16, the net debt to capitalization ratio would have been 17.6%.

With $1.49 billion in unsecured committed revolving credit facility and $1.71 billion of cash on the balance sheet, the Company now has access to $3.22 billion in readily available liquidity.

Q4-F2020 results conference call

Management will host a conference call this morning at 9:00 a.m. Eastern time to discuss results. Participants may access the call by dialling 1-877-879-0631 Conference ID: 5631496 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.

About CGI

Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With 76,000 consultants and other professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. CGI Fiscal 2020 reported revenue is C$12.16 billion and CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

Non-GAAP financial metrics used in this press release: Constant currency growth, adjusted EBIT, adjusted EBIT margin, net debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC, ROE, net earnings margin, net earnings excluding specific items, net earnings margin excluding specific items, and diluted EPS excluding specific items.

CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on pages 3 and 4 of our Q4-F2020 MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of CGI, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, external risks (such as pandemics) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to attract and retain qualified employees, to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws, our ability to negotiate favorable contractual terms, to deliver our services and to collect receivables, and the reputational and financial risks attendant to cybersecurity breaches and other incidents; as well as other risks identified or incorporated by reference in this press release, in CGI’s annual and quarterly MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). For a discussion of risks in response to the coronavirus (COVID-19) pandemic, see Pandemic Risks in section 10.1.1. of our annual and quarterly MD&A. Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled “Risk Environment” of CGI’s annual and quarterly MD&A, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI’s annual and quarterly MD&A and other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:
Maher Yaghi
Vice-President, Investor Relations maher.yaghi@cgi.com
+1 514-415-3651